



SECI

19005784

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. M. Lummis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Locust Avenue
(No. and Street)

New Canaan	CT	06840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan A. Galione — (203) 966-0005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Lummis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. M. Lummis Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. Lummis Securities, Inc.
Financial Statements
December 31, 2018

J.M. Lummis Securities, Inc.
Index to Financial Statements
December 31, 2018


REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of J.M. Lummis Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.M. Lummis Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II: Computation of Aggregate Indebtedness and Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as J.M. Lummis Securities, Inc.'s auditor since 2009.
New Canaan, Connecticut
February 19, 2019

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

J.M. Lummis Securities, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash and cash equivalents	$ 52,110
Due from clearing organization	108,503
Prepaid expense	1,020
Total Assets	$ 161,633
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 18,353
Total Liabilities	18,353
Shareholder's Equity	
Common stock, no par value 20,000 shares authorized, 100 shares issued and outstanding	20,000
Additional paid-in capital	419,620
Retained deficit	(296,340)
Total Shareholder's Equity	143,280
Total Liabilities and Shareholder's Equity	$ 161,633

See accompanying notes to financial statements.

J.M. Lummis Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Bond and money market commissions	$ 19,076
Interest	526
Total Revenues	19,602
Operating Expenses	
Allocated expenses (Note 2)	66,000
Professional Fees	21,173
Transaction fees	6,488
Other	11,389
Total Operating Expenses	105,050
Net Loss	$ (85,448)

See accompanying notes to financial statements.

J.M. Lummis Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholder's Equity
	Shares	Amount			
Beginning Balance, January 1, 2018	100	$ 20,000	$ 419,620	$ (210,892)	$ 228,728
Net Loss	-	-	-	(85,448)	(85,448)
Ending Balance, December 31, 2018	100	$ 20,000	$ 419,620	$ (296,340)	$ 143,280

See accompanying notes to financial statements.

J.M. Lummis Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Operating Activities	
Net Loss	$ (85,448)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due from clearing organization	1,249
Prepaid expense	(20)
Accounts payable and accrued expenses	9,386
Net Cash Used in Operating Activities	(74,833)
Net Change in Cash and Cash Equivalents	(74,833)
Cash and Cash Equivalents at Beginning of Year	126,943
Cash and Cash Equivalents at End of Year	$ 52,110

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

J.M. Lummis Securities, Inc. (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds and money market instruments.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company records commissions when earned which is generally on the date the trade closes. No cumulative adjustment to equity was required as no material arrangements prior to the adoption were impacted by the new pronouncement.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Due from Clearing Organization

Due from clearing organization primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. Included in due from clearing organization is a $100,000 required deposit. In February 2019 the Company increased the deposit to $300,000.

Accounts Receivable

Accounts receivable includes commissions which represent amounts due from other broker dealers for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer

receivables and considering the customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction to bad debt expense when received. At December 31, 2018 there was no allowance for doubtful accounts.

Federal and State Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined State and local tax returns. The Parent has elected under the Internal Revenue Code to be taxed as an S Corporation. All Federal and Connecticut State taxes owed by the Company will be the responsibility of the Parent or its shareholder. Based upon various apportionment rules and State and city income tax laws, the Company may be responsible for income taxes in States in which the Company does business. At December 31, 2018 no taxes were owed.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2015 through 2017 tax years are open for examination by Federal, State and local tax authorities.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments and Company payroll. These shared expenses include telephone, Bloomberg, information technology, insurance, office equipment and office expense. In addition, the Company shares office space with the Parent. The Company paid the Parent $2,500 per month for these expenses through 2018. In addition, the Company paid the Parent $3,000 per month for payroll expense that is paid by the Parent. In total, the Company was charged and thus paid to the Parent $66,000 during 2018 under this Agreement. No amounts were owed to the Parent at December 31, 2018.

The Company did not declare or pay a dividend to the Parent during the year ending December 31, 2018.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by SEC Rule 15c3-1 was $142,259, which exceeded the minimum requirement of $5,000. At December 31, 2018, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.1290 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

5. Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

6. Legal Risk Disclosure

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2018 no accrual for loss contingencies was deemed necessary.

Supplemental Information

J.M. Lummis Securities, Inc.
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
As of December 31, 2018

Total Shareholder's Equity Qualified for Net Capital	$ 143,279
Deductions:	
Less non allowable assets:	
Cash- central depository registration	1,020
Net Capital	$ 142,259
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess Net Capital	$ 137,259
Excess Net Capital at 1,000 Percent	$ 136,259

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

J.M. Lummis Securities, Inc.
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2018

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 18,353
Total liabilities	$ 18,353
Ratio of aggregate indebtedness to net capital	0.1290 to 1.0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

J.M. Lummis Securities, Inc.
Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) wherein the Company clears all customer transactions through another broker-dealer on a fully disclosed basis.


REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of J.M. Lummis Securities, Inc.

We have reviewed management's statements, included in the accompanying Report on Rule 15c3-3 Exemption, in which (1) J.M. Lummis Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.M. Lummis Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) J.M. Lummis Securities, Inc. stated that J.M. Lummis Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J.M. Lummis Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.M. Lummis Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT
February 19, 2019

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com


LUMMIS
J.M. Lummis Securities, Inc.

J. M. Lummis Securities, Inc.'s Exemption Report

J. M. Lummis Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- (1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
- (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

J. M. Lummis Securities, Inc.

I, David Lummis, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________________

Title: President

February 19, 2019

Fixed Income Specialists
Member NASD, SIPC
50 Locust Avenue, New Canaan, Connecticut 06840
(800) 243-4381 www.jmlummis.com (203) 972-1272 Fax